Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains slides used by Lyondell in a presentation to analysts during the Merrill Lynch Chemicals Conference on March 31, 2004. A transcript of the presentation is also contained herein. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Solid Strategy, Confident Execution

Merrill Lynch Chemicals Conference

March 31, 2004

Dan F. Smith

President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004.

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction.

Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

Transaction Summary

Transaction Structure	— Stock-for-Stock transaction
— Exch ange ratio of 0.95 to 1.05
— Ratio varies based on Lyondell price
	— 0.95 at $	20.50 or above
	— 1.05 at $	16.50 or below
— Use 20-day average price
— Linear interpolation
Transaction Size	— $ including $	2.3 B transaction 1.3 B of Millennium net debt
Equity Issuance		— 61.8 –68.3 MM Lyondell common shares
— Cash dividend
Governance / Management		— Add two independent Millennium board members to
Lyondell board
— Dan Smith continues as President and CEO
Closing		— Third quarter

The Debt Structure Remains Relatively Unchanged But Consolidated Financial Presentation Will Be Simplified

Legal Structure

• Millennium and Equistar become 100% owned subsidiaries of Lyondell

• Equistar ownership remains 70.5% / 29.5% Lyondell / Millennium Debt Structure

• Debt structure at each entity remains in place and separate

• No change to bond and Millennium convertible indentures

• Convertible becomes convertible into Lyondell shares

• Millennium will be unrestricted subsidiary under Lyondell’s indentures

Financial Statement Presentation

Lyondell financial statements will include Equistar and Millennium results on consolidated basis, LCR results on equity method

Separate financial statements for Equistar, Millennium and LCR remain available through SEC filings

Strategic Benefits Of The Transaction

Consolidated ownership of Equistar

Forms the third largest independent publicly traded chemical company in North America Cost savings and synergies provide value to the combined shareholders Adds breadth / depth to the portfolio

• Market leadership positions

• Broader geographic reach

• Further portfolio diversification – TiO2

• Product integration—Acetyls Simplifies Lyondell

3rd Largest Chemical Company in North America

2003 Sales ($            in millions)

Lyondell Continues To Build A Balanced Portfolio

Lyondell

Growth & International Presence

IC&D — A leading global producer of PO and derivatives

— Process technology strength

International Presence and Steady Performance Millennium —

Leading product positions in TiO2 and Acetyls

— Ethylene integration

Cash Generation

LCR — Unique capability to refine heavy crude oils

— Contractually stable business; strong cash flow generator

Commodity Leverage

Equistar — A leading North American producer of ethylene, propylene and polyethylene

— Low cost position based on feedstock flexibility and scale

The Combined Entity Benefits From The Strengths Of Four Companies

		2003
	LYO	EQU	LCR	MCH1
Sales, $MM	3,801	6,545	4,162	1,687
EBITDA, $MM	245	175	377	183
Total Assets $MM	7,633	5,028	1,637	2,398
Employees	3,350	3,165	920	3,600

* All Data as of December 31, 2003

1 EBITDA before $103 impairment charge, $18 MM closure cost and $5 MM minority interest.

Lyondell Has Followed A Consistent Path And Built A Major Chemical Company

Rexene		LCR/ Refinery	Equistar 2	Bayer
Polymers Oxychem joins Upgrade				Divested		PO & BDO	LYO & MCH
Purchase of LDPE		Partnered with	Equistar	polyols		Europe	Combine
& PP Assets		PDVSA	Partnership	business to Bayer
1985
Formation:
ARCO Olefins,	1985-95	1996-97	1998	1999-00	2000	2001-03	2004
Houston
Refinery
Merged
Alathon		Equistar 1	ARCO				Increase
Structure
Purchase		Joined with	Chemical				Equistar
Combined
Acquired HDPE		Millennium to form	Purchased ACC				Ownership
management of
Assets		Equistar					Purchased Oxy’s
Equistar and
from Oxychem						Lyondell	share of Equistar

Lyondell’s Portfolio Has Grown And Diversified Significantly

	Early 1990’s		January, 2004		Post Closing
Equistar	— 100 Owned	%	— 70.5 Owned	%	— 100 Owned	%
	— 2 Ethylene Plants		— 8 Ethylene Plants		— 8 Ethylene Plants
	— 1 Polymer Plant		— 7 Polymer Plants		— 7 Polymer Plants
			— 2 MEG Plants		— 2 MEG Plants
Refining	— 100 Owned	%	— 58.75 Owned	%	— 58.75 Owned	%
	— Sour Crude Refinery		— Heavy Crude Refinery		— Heavy Crude Refinery
			— PDVSA Contract		— PDVSA Contract
IC&D			— 100 Owned	%	— 100 Owned	%
			— 3 POSM Plants		— 3 POSM Plants
			— 5 PO/ MTBE Plants		— 5 PO/ MTBE Plants
			— Nihon Oxirane JV		— Nihon Oxirane JV
			POSM Plant		POSM Plant
Millennium					— 100 Owned	%
— 10 TiO2 Plants
— 1 Acetyl Plant
— 2 Flavor &
Fragrance Plants

Lyondell Has Maintained Ethylene Chain Leverage While Diversifying Total Chemical Leverage

		Pounds / Share
			Post
			Transaction
	1994	Jan. 1, 2004	Closing
Petrochemicals
Ethylene	45	46.5	47.5
Styrene	—	16.5	12
Propylene Oxide	—	13.5	10
TDI	—	3	2.5
Acetic Acid	—	—	5
TiO2	—	—	6
	45	79.5	83
Derivatives
Polyolefins	5.5	24	24.5
Ethylene Oxygenates	—	6.5	6.5
PO Derivatives	—	9.5	7
Vinyl Acetate (VAM)	—	—	3.5
	5.5	40	41.5

Notes: Lbs refers to capacity times ownership percentage.

1994 2004 Post-closing (pro forma)* Share Count 80 MM 177 MM 245 MM

* Assumed 1.05 exchange ratio

Leading Product Positions Create Significant Earnings Leverage

Pre-Tax Leverage
	Product		Annual Capacity	Capacity Position (1)	(1	¢/unit)
	Propylene Oxide (2	(lbs) )	4.5 billion	1st in North America	$23MM
Intermediate				1st in the world
Chemicals and Styrene Monomer (lbs)			5.0 billion	1st in North America	$21MM
4th in the world
Derivatives MTBE (bbl/day)			58,500	1st in North America	$9MM (4)
	Ethylene (lbs	)	11.6 billion	2nd in North America	$116MM
5th in the world
Equistar	Propylene (lbs	) (3)	5.0 billion	2nd in North America	$50MM
7th in the world
	Polyethylene (lbs	)	5.7 billion	3rd in North America	$57MM
4th in the world
	TiO2	(lbs)	1.5 billion	3rd in North America	$15 MM
2nd in World
Millennium Acetyls (lbs)
	— Acetic Acid		1.2 billion	2nd in North America	$12 MM
3rd in World
	— Vinyl Acetate Monomer		0.9 billion	2nd in North America	$9 MM
3rd in World

1 Source: Capacities as of January 2004, CMAI, SRI 2 Includes 100% of joint venture volumes

3 Does not include material or production refinery-grade he product flexibility from ‘s Channelview unit at Equistar facility.

4 Based ¢/gal change on 1

We’ve Significantly Strengthened Our Operations

Safety Performance Enterprise Incident Rate

1st Quartile ‘02 1.00

1.18 1999

0.99 2000

0.8 2001

0.52 2002

0.52 2003

Average SG&A and R&D,        % Sales 2000—2002

Recordable Injury Rate

SG&A + R&D, %Sales

4.2% LYO+EQU

9.0% Peers

Peers include: Dow, Nova, Eastman, Celanese, Solutia, Westlake, Millennium, Georgia Gulf

Capital Spending

Lyondell Equistar PO11 Spending Regulatory

1999 2004 Budget

Days of Working Capital *

Lyondell Equistar

1998 2003

Š	Based on accounts receivable (including those sold), inventories & accounts payable as of 12/03, and fourth-quarter days of sales.

Lyondell and Equistar Products Serve a Broad Mix of End Users

Other

Electronics

Textiles/ Furnishings

Bldg & Const

Transportation

Consumer

Packaging

ETHYLENE

Textiles/ Furnishings

Electronics

Other

Bldg & Const

Transportation

Consumer

Packaging

PROPYLENE OXIDE

Growth in the World Economy Revives

(Percent change)

1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008

Real GDP Industrial Production

Source: 2004 Global Insight, Inc.

A Brief Portfolio Review

IC&D

– Propylene Oxide (PO) and Derivatives

– Styrene

– MTBE

LCR

– Gasoline

– Heating oil

– Jet fuel

Equistar

– Ethylene

– Polyethylene

Our Propylene Oxide and Derivatives Business (IC&D) Benefits from a Strong Position

PO Industry Capacity


Other
LYO/Bayer/
Sumitomo
Dow
Shell/BASF

Lyondell PO & Derivatives


BDO
PG
PO
Solvents
Deicers
Merchant
PO

PO End Uses

Durables
- *Furniture*
- *Automotive*
- *Construction*
- *Boating*
- *Electronics*

Non-Durables
- *Coatings/Adhesives*
- *Personal Care*
- *Spandex*
- *Aircraft Deicing*

Product	**Capacity Position**	**Market Growth**
Merchant PO	1	
PG	2	Moderate
BDO	2	High
P-Solvents	2	Low
Deicers	1	Low
PO		***4-5%/yr***

Source: LYO databook and SRI Post PO-11 Project

17

LYONDELL

There Are Very Few Future Propylene Oxide Capacity Additions

Effective Operating Rate (96% On Stream Time)

Demand at 4.4% growth

Source: SRI / Lyondell

The Current Lyondell Enterprise Has A Well Established Presence in Asia

Presence established in 1972

40% interest in Nihon Oxirane

$1 B revenue 1

2.5 – 3.0 B lbs of sales 1

Leading PO and derivative positions

Strong styrene relationships

Beijing

Tokyo

Shanghai

Guangzhou

Taipei

Offices Inventory Point Manufacturing

1 Includes 100% of Nihon Oxirane

There are Three Principle Propylene Oxide Technologies. Lyondell Practices Two Co-Product Technologies

Technology Principle Participants

PO & Styrene (POSM) Lyondell, Shell

PO & MTBE (PO / MTBE) Lyondell, Huntsman

Chlorine Based Dow, Asian Plants

The North American MTBE Industry Has Been Adjusting To The Regulatory Changes

2002 VS. Q1 2004

M B/D

U.S. Demand (130)

U.S. Supply / Capacity

— U.S. Dehydro Capacity (70)

— Refinery / Olefins Capacity (20)

— Import / Export (40)

(130)

Source: EIA, Lyondell Estimates

Steps Toward Increased IC&D Cash Flow

Potential Cash Improvement From 2003

Complete PO-11 Capital Spend

Convert PO/SM Purchases on Production

1999 PO / TDI SM Margins

MTBE Resolution

Sell-out at 1995 PO / TDI / SM Margins

LYONDELL-CITGO Refining Performance Is Structured To Be Independent of Crude Oil Costs and Refining Margins

JV with CITGO

CITGO 100% owned by PDVSA

268 M B/D Heavy Crude Refinery located in Houston

230 M B/D contract with PDVSA

Deemed Margin

Crude Price Based on Product Price Less Cost Formula

Balance of Crude Processed at Market Conditions

Net Cash Distribution to Lyondell

2003: $223 MM

2002: $ 80 MM

2001: $120 MM

LCR Important Cash Generator — Operating Reliability and Crude Deliveries Drive Performance

CSA Spot Mkt

Net Distribution To LYO, $MM

1Q00 33

2Q00 (7)

3Q00 16

4Q00 76

1Q01 20

2Q01 24

3Q01 59

4Q01 17

1Q02 2

2Q02 22

3Q02 49

4Q02 7

1Q03 67

2Q03 69

3Q03 55

4Q03 32

1 4Q01: Scheduled maintenance turnaround

Equistar is a Leading Ethylene Producer

#2 in North America

Competitive position based on feedstock flexibility

Top 5 North America

40%

Exxon 7%

Union Carbide 7%

Nova 8%

Dow 9%

Shell 9%

1991

64%

Nova 8%

ChevronPhillips 10%

ExxonMobil 13%

Equistar 15%

Dow/Carbide 18%

2003

Source: CMAI

North American Supply/Demand Balance Is On Track To Improve Significantly

Ethylene Supply/Demand Balance – North America

Source: CMAI / Equistar (September/2003)

Effective Ethylene Operating Rates Are Forecast To Be In The Low To Mid 90% Range

U.S. Ethylene Supply/Demand

Effective Capacity Downtime Operating Rate

CMAI-2/04

The Emergence of a Middle Class Increases Local Demand for Plastics

PE Consumption/capita, lbs

China

India

Indonesia

Thailand

Malaysia

Korea

Taiwan

WE

Japan

Singapore

US

China PE Demand Domestic vs. Export

Domestic

Exports

2000 GDP/Capita

Sources: CMAI 2001; Nexant Chemsystems

We Believe that Global Ethylene Supply/Demand is on a Path to a Tight Balance

World Ethylene Supply— Demand

(billion pounds/year)

CMAI base case

2003

96%

2007

Sensitivity

104%

‘07 + 2% Growth

99%

‘07—18 Mo Delay

Effective Capacity Demand

Source: CMAI

Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

Equistar Capability

NGL 37%

Liquid 63%

N. American Industry (ex. Equistar)

Liquid 25%

NGL 75%

Liquid Cracking Variable Cost Advantage vs. NGL

Ethane—Light Naphtha Cost of Ethylene Spread

Source: CMAI and Lyondell

In Summary, The Business Areas Are Positioned For Significant Improvement

Global Economy Turning Positive

Crude Oil and Natural Gas High But Vulnerable To A Fall

Significant Volumetric Leverage

Tightening Supply/Demand Outlook In Key Products

Differential Positions In Key Products

– POSM Technology

– Liquid Crackers

Enterprise Earnings Capability Far Exceeds Recent Trough Results

Cycle EBITDA Potential $MM

Recession/ Trough

2003 LYO 2003 MCH2

Pre-Recession

1999/2000 Margins

Peak

1995 Margins

LCR IC&D EQU MCH

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. MCH is actual historic data for wholly owned products.

2 EBITDA before $103 MM impairment charge, $18 MM closure cost and $5 MM minority interest.

Lyondell Stock Has Performed Well In Recessions and Recoveries

1990 – 1995 Cycle

2000 – 200? Cycle

Shareholder Return        % / Yr

Q4 ‘90—Q4 ‘93 Downturn

Q4 ‘93—July ‘95 Recovery

Q4 ‘00—Q4 ‘03 Downturn

Q4 ‘03—? Recovery

Source: Bloomberg

Our Financial Strategy is Focused and Unchanged

Maintain Sufficient Liquidity

Repay Debt

We Have Maintained Significant Liquidity

12/31/2002 12/31/2003

Lyondell Equistar Lyondell Equistar

Cash & ST Investments $330MM $27MM $438MM $199MM

Facility Avails $301MM $434MM $300MM $430MM

Total Liquidity $631MM $461MM $738MM $629MM

We Have Actively Managed Our Maturity Profile

Debt Maturities(1),(2)

($ MM)

2003 2004 2005 2006 2007 2008

Lyondell Equistar

Pre-Payable Debt(3)

2003 2004 2005 2006 2007 2008

Lyondell Equistar

(1) Lyondell: Does not include $350MM Revolving Credit Facility, which expires in 2005, or $100MM Receivables Purchase Program (2) Equistar: Does not include $250MM Inventory Revolving Credit Facility or $450MM Receivables Purchase Program

(3) Prepayable debt is shown for the first year in which it is callable. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and the $700MM Senior Notes due 2008 (Equistar)

De-leveraging Will Benefit All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Prior to the Millennium combination

Debt Reduction

$2B

Debt to capitalization 35%

Avoided interest expense $200MM/Yr

Earnings improvement 75¢/share

Share price improvement at

constant capitalization $11.50/share

1 Capitalization = debt + book value of equity + minority interest Based on 175 MM shares outstanding

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell net loss $ (302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA $ 245

Equistar net loss $ (339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA $ 175

Proportionate Share—70.5% $ 123

LCR net income $ 228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA $ 377

Proportionate Share—58.75% $ 222

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245

70.5% of Equistar EBITDA 123

58.75% of LCR EBITDA 222

Lyondell and Proportionate Share of Equity Investments $ 590

Lyondell Chemical Company

Reconciliation of Lyondell and Proportionate Share of Ventures’ Interest, Capital Expenditures and Dividends For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell IC&D

Interest expense, net $ 392

Capital expenditures(a) 50

Dividends 116

Total $ 558

Equistar

Interest expense, net 207

Capital expenditures 106

Total $ 313

Proportionate Share—70.5% $ 221

LCR

Interest expense, net 36

Capital expenditures 46

Total $ 82

Proportionate Share—58.75% $ 48

Lyondell and Proportionate Share of Equity Investments -

Interest, Capital Expenditures and Dividends

Lyondell IC&D $ 558

75% of Equistar 221

58.75% of LCR 48

Lyondell and Proportionate Share of Equity Investments

Interest, Capital Expenditures and Dividends $ 827

(a) Excludes contributions to PO-11 and U.S. PO joint ventures and the purchase of the BDO-2 facility.

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003 (Millions of dollars)

Millennium net loss $ (184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $ 57 *

Add: Impairment costs $103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $ 183

* Includes asset impairmentge of $rganization, 103, reo office and plant closure costs

Days of Working Capital Reconciliation Dollars in Millions

Dec. 31, 1998 * Dec. 31, 2003

Lyondell Equistar Lyondell Equistar

Working Capital: (a)

Accounts receivable (b) $ 479 $ 522 $ 449 $ 608

Inventories 550 549 347 408

Accounts payable (310) (337) (431) (513)

Total 719 734 365 503

Add: Accounts receivable sold(c) 160 130 75 102

Adjusted working capital $ 879 $864 $440 $ 605

Days of Working Capital:

Fourth Quarter Sales Revenue $ 872 $1,141 $ 945 $ 1,665

Days in Quarter 92 92 92 92

Sales per day $ 9.5 $12.4 $10.3 $ 18.1

Days of working capital (b) (d) 93 70 43 33

(a) Defined as the major controllable components of working capital—receivables, inventories and payables.

(b) In consideration of discounts offered to certain customers for early payment for product delivered in December 2003, some receivable amounts were collected in December 2003 that otherwise would have been expected to be collected in January 2004, including $41 million from Occidental. Had such amounts been collected in January 2004, days of working capital would have been 36 days.

(c) Receivables sold are added back for consistency as such amounts are included in sales and in the sales per day calculation. Management believes that this provides useful information to investors because it reflects Lyondell’s and Equistar’s responsibility for administration and collection of said amounts.

(d) Days of working capital are calculated as adjusted working capital divided by sales per day.

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA

(Millions of dollars)

1Q 2000 2Q 2000 3Q 2000 4Q 2000 1Q 2001 2Q 2001 3Q 2001a 4Q 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 (b Q1 2003 Q2 2003 Q3 2003 Q4 2003

Net income (loss) $ 22 $ (22) $ 66 $ 62 $ 42 $ 66 $ 78 $ 17 $ 41 $ 63 $ 50 $ 59 $ 28 $ 58 $ 69 $ 73

Add: Depreciation

and amortization 26 30 28 28 28 27 26 27 29 30 28 29 28 29 28 28

Interest expense, net 12 16 16 17 16 15 10 10 8 7 8 9 10 9 8 9

LCR EBITDA $ 60 $ 24 $ 110 $ 107 $ 86 $ 108 $ 114 $ 54 $ 78 $ 100 $ 86 $ 97 $ 66 $ 96 $ 105 $ 110

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

RECONCILIATION OF LCR NET CASH DISTRIBUTIONS

1Q 2000 2Q 2000 3Q 2000 4Q 2000 1Q 2001 2Q 2001 3Q 2001 4Q 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003

Investment in LCR

at beginning of quarter $ 52 $ 35 $ 32 $ 58 $ 20 $ 27 $ 44 $ 33 $ 29 $ 54 $ 71 $ 54 $ 68 $ 20 $ 1 $ (14)

Add: Equity in income (loss) of LCR 16 (10) 42 38 27 41 48 13 27 39 32 37 19 37 43 45

Other comprehensive loss

due to minimum pension liability - - - - - - - - - - - (16) - - - 4

Accrued interest converted to capital - - - - - - - - - - - - - 10 - -

Contribution payable to LCR - - - - - - - - - - - - - 3 (3) -

Less: Investment in LCR at end of quarter (35) (32) (58) (20) (27) (44) (33) (29) (54) (71) (54) (68) (20) (1) 14 (3)

Net cash distributions from

(contributions to) LCR $ 33 $ (7) $ 16 $ 76 $ 20 $ 24 $ 59 $ 17 $ 2 $ 22 $ 49 $ 7 $ 67 $ 69 $ 55 $ 32

Distributions from LCR $33 $ - $ 24 $ 86 $ 22 $ 30 $ 79 $ 34 $ 24 $ 27 $ 63 $ 12 $ 88 $ 69 $ 58 $ 38

Contributions to LCR - (7) (8) (10) (2) (6) (20) (17) (22) (5) (14) (5) (21) - (3) (6)

Net cash distributions from

(contributions to) LCR $ 33 $ (7) $ 16 $ 76 $ 20 $ 24 $ 59 $ 17 $ 2 $ 22 $ 49 $ 7 $ 67 $ 69 $ 55 $ 32

Transcript of March 31, 2004 Presentation:

Facilitator: Welcome back after the break. I’d like to introduce our next company and speaker. We are pleased to have Lyondell Chemical Company presenting today, very pleased that they could be here after what has been a busy week for them. We’ve got Dan Smith, president and CEO who will do the speech, and ably assisting him today are Kevin DeNicola, SVP and CFO along with Doug Pike, who heads up investor relations.

As some of you might have heard, Lyondell has announced that they will be purchasing their minority partner in the Equistar joint venture, Millennium Chemicals, but during today’s presentation they are really limited in what they can say about that transaction, pretty much limited to the slides they have and what they have said publicly before. With that, I will turn the mic over to Dan.

Dan Smith: Thank you, Don. Today I would like to spend the time that we’ve got, for those of you who don’t know the company, to introduce the company; briefly review the Millennium transaction; provide some insights into our strategy; briefly review the business lines and the current industry dynamics and then finally explain our financial strategy.

But before I begin, I would like for you to review our forward-looking statements disclosure on this first slide. In addition, as shown on this slide please note that Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in conjunction with the proposed transaction. Investors and security holders are urged to read that document when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s investor relations department at (713) 309-4590.

Now moving on to a brief summary of the transaction. We have negotiated a transaction framework and the Boards of Directors of both Lyondell and Millennium have approved the combination of Lyondell and Millennium. The transaction will take the form of a stock-for-stock business combination, in which Lyondell will be the continuing entity. We’ve agreed to an exchange ratio which would be based on the Lyondell stock price prior to the closing. The exchange ratio will vary between 0.95 to 1.05 shares-per-share depending on the stock price. Between the Lyondell share price at $16.50 and $20.50, the exchange ratio will be calculated as a straight line average. Thus a Lyondell share price of $18.50 results in a one-for-one exchange ratio. The newly issued shares will pay a cash dividend equivalent to the existing Lyondell common stock.

Also, two members of the current Millennium Board will be added to the Lyondell Board, bringing our total Board membership to 13, which would be myself and 12 outside directors. I will continue as president and CEO of the combined entity, and Bill Butler, our current non-executive chairman, will continue as chairman of the Board. We believe this transaction will close in the third quarter of this year.

The transaction will greatly simplify the company’s face to the public and daily operations, but I want to make sure that you understand that the existing legal structure will continue to exist. I know this is very important to our stockholders, especially the bondholders. From a legal entity standpoint, Millennium and Equistar will become 100 percent owned subsidiaries. The legal ownership of Equistar will remain unchanged, it will be owned by multiple subsidiaries; however, those subsidiaries will be 100 percent owned by Lyondell. The debt structure at the individual entities will not be changed. One change that will occur will be that the Millennium convertible notes will of course no longer be convertible into Millennium shares. There are provisions in this facility that specify the details surrounding the conversion

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feature in the case of this type of transaction. Essentially they will be convertible into Lyondell shares, and as I mentioned, the full details of this mechanism are in the documents.

So, while you will see a different and single face to the public, the bonds and bank facilities will remain separate. From a financial presentation standpoint, Lyondell’s financials will include Equistar and Millennium results on a consolidated basis. LYONDELL-CITGO Refining is unchanged from this transaction and thus will continue to be accounted for on the equity method. Despite this consolidation, separate financial statements for Equistar, Millennium and LCR will continue to be available in the SEC filings.

With that summary of the transaction, I think it is appropriate to explain the benefits I envision accruing from this combination. First, the transaction consolidates ownership of Equistar and provides access to 100 percent of the cash flows generated by Equistar in the coming economic cycle.

The second point—and one not fully appreciated, I think—is that it brings together a consolidated chemical company that will have revenue that makes it the third-largest independent, publicly traded North American chemical company. Size alone is certainly not our goal, but I think that it is probably not apparent to the investment community, since we have not reported these entities in a consolidated fashion previously.

Size does offer efficiency and this transaction will further our efforts to lower costs and service the markets as efficiently as possible. Along these lines, the transaction creates a number of synergies and efficiencies, starting with the basic value of a combination of functions. But our experience leads us to be confident that we will create more than the clearly visible benefits.

Our staff worked very well together when we formed Equistar, and a shared services structure was created. These efforts realized savings in the range of $350 million per year, but since we have already accomplished that, we don’t see the same magnitude in this combination, but we do expect savings of greater than $50 million per year, and we believe that we will find more in the global operating efficiencies once this combination is completed.

In the long run, the most important aspect of this combination is the contributions towards building a stronger portfolio for our combined shareholders, and I believe whether you are currently a Lyondell or Millennium bondholder or shareholder your investment will be strengthened. The Millennium business lines bring strong market and technical positions that diversify the portfolio, while at the same time being complementary. For example, acetyls represents the addition of another ethylene product chain, while titanium dioxide is synergistic with IC&D marketing efforts in the coating industry. And it also has geographic synergies with IC&D in countries such as France and Brazil.

A final benefit that I will mention is that this combination and the subsequent consolidation of Equistar simplifies the companies, both for investors but also for customers and employees.

This slide simply illustrates the effects of the consolidation that I mentioned, and I remind you again the 58.75 percent of LCR is not included in the consolidation, since it is continuing on equity accounting basis.

With this backdrop of the transaction and the overall scope of the new company, it is appropriate to explain the company and its formation in further detail. Those of you who have followed us for a long period of time have seen this slide, or a similar slide, many times. As you know, we began as a small ethylene producer with a couple of ethylene plants. Over the course of the last 15 years, through a series

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of transactions, we have grown and endeavored to build more balance in the portfolio. This transaction builds on these earlier steps and learnings.

Additionally, the process of the combination has been greatly enhanced by the experiences of Millennium and Lyondell together in Equistar. The combined company will have four areas of concentration, with each playing a key role in the overall portfolio. The IC&D and Millennium businesses have a number of similarities in that they are both very international and the production technology is not spread widely across a large number of producers.

Additionally, in each of these products the combined company will rank in the top two global producers in terms of production capacity. Also, Millennium brings acetyls business to the portfolio, a business line which integrates with the ethylene position and the Gulf Coast production assets. The role of LCR remains unchanged as an important cash generator source, and Equistar, of course, provides the very large leverage to the commodity cycle.

This slide provides a view of the relative scale of the combination of Lyondell, which had operational responsibility for much of this through this period of time, but you can see that bringing it all together would give you a much different picture. This slide further explains the changes in the portfolio over time, starting back from the formation of Lyondell as a division of Atlantic Richfield Company. We first started as a spin-off from Atlantic Richfield with two ethylene plants and the refinery with no cat or crude supply and no marketing presence.

The first steps were targeted to solve the lack of integration. We acquired some polyethylene capacity and formed a contractual relationship with PDVSA and CITGO. The consolidation was a driver for the next step when we formed Equistar, and from there we knew we needed to diversify our breadth and depth in the IC&D acquisition by bringing an international presence, more product lines and further integration. We have grown this technology-based position with the completion of our new plant in Rotterdam, and now with the Millennium combination and the acquisition of Oxy’s position in Equistar, we have consolidated Equistar and further added to the breadth, depth and scale.

On this slide you can see the history from more of an operational and asset perspective, and I think you can appreciate that over the period we have developed the skills necessary to operate a large international organization with many facilities. You will also see, as in the earlier slides, the addition of Millennium operationally should not be a significant challenge to our organization.

Since we’ve nearly doubled the number of shares outstanding, you might mistakenly conclude that we’ve lessened the leverage to the chemical cycle, but in fact this is not the case. In ethylene you can see that through the current date our exposure to the ethylene cycle has held constant as we have grown the enterprise, and you further see that the Millennium transaction will maintain this leverage. Our overall leverage to the base petrochemicals has increased significantly. By some measures it’s doubled, and our leverage to derivatives has increased by sevenfold. The completion of the Millennium combination maintains cyclical product leverage while adding additional product diversity to the portfolio. In summary, you can see that over the past 10 years we’ve broadened the portfolio significantly and held or even increased the cyclical leverage.

This slide—we tried to help you by putting the current and future portfolio in perspective. On this we’ve only depicted the major products, and I would like to point out to you that across the board there is a strong business position that we enjoy around the world in terms of capacity. I’d also draw your attention to the leverage that a penny-per-pound change brings from each of these products. After closing, each shareholder will have the full benefit of the ethylene cycle and the $116 million per year this generates from a one penny change in ethylene margins.

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Part of the logic in bringing the assets together was to optimize the operations and bring out the savings along the way. I think if you use 1998 to 1999 as a base year across the board, you can see that we’ve made some fairly dramatic improvements. We did, in the capital spending, show you the environmental spending, the regulatory spending in 2004, because it is significant. By comparison, the ‘99 combined regulatory spending was less than $10 million, so you can see with that change in there it is probably an even more dramatic change.

Finally, I draw your attention to the lower right-hand corner, I do think that we probably have the best working capital metrics in the industry.

This next slide is really only to remind you that while we spend a lot of time in these industries talking about supply, the real determinant of where margins go is more often demand, and there is no real simple way to determine that demand. If you simply look at where all these things are used, they go in such a wide variety of uses, it is very difficult to track the demand, but that is also the beauty of the products. They continue to grow across the board.

Now, before I speak about individual operating companies, I thought it would be worth a few minutes to talk about the economy and the energy environment. I think this graph pretty clearly shows what we have been seeing in industrial production here. Most recently, coming out of a real doldrums and starting to grow really only in September of last year, which really matches what we have seen volumetrically happening in the base commodities.

You can see the projections going forward look pretty solid. This is from Global Insight Incorporated. But I think the other thing that is important here is that if you go back to the early ‘90s, coming out of that recession, you see a somewhat similar trend, and I will remind you that we enjoyed the very nice cyclical upturn in the ‘94 and ‘95 period, but indeed the period from ‘94 through the end of the decade was very profitable for this industry.

Now, move onto a brief portfolio review. I’d like to start that discussion with IC&D. We usually talk about IC&D from the standpoint of the relative stability, but given the downturn we’ve seen there is also significant upside volumetrically and margin-wise in that business. Certainly is still overshadowed by the base commodities like the styrene and ethylene but nonetheless has quite a bit of an upside. We’ve got leverage of close to 5 billion pounds of chemical products here, so obviously movement of only a few cents-per-pound has a significant impact, especially some pieces of this also can move 10 to 20 cents cyclically.

Our position in propylene oxide is quite strong and, inclusive of our partners, our production capacity represents about one-third of the global capacity. You can see the other important factor on the first pie chart is that three producers make up approximately three-quarters of the global PO capacity. This structure formed as a result of technology. There are very few companies that have access to the most modern and efficient technology. Propylene oxide was starting with styrene monomer as the co-product. We call this PO/SM technology, and you may have noticed our recent press release announcing the christening of our brand new, world-scale plant in Rotterdam.

We bring the product to market through a combination of merchant sales and a number of derivatives, including propylene glycol, butanediol and others. As you can see from the table, our capacity position in each of these derivatives is also quite strong.

Supply-demand in this industry is on a path to improve and industry structure has been fairly stable. You might notice that the supply bars on the chart tend to flatten out after the recent start of our PO/SM unit in

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Rotterdam. A profile of this nature has not been the case since the early ‘90s, and I would point out to you that the early-to-mid-90s were very profitable years.

As a result of the technology and ownership and subsequent structural differences between PO and most of the other petrochemicals, in which there may be 10 to 15 producers, is the key factor to look at. PO margins have not followed the typical supply-demand relationships of other petrochemicals, and operating rates between 80 and 90 percent are quite typical and still have returned replacement cost economics.

Within petrochemicals, as in many other industries, Asia represents one of the key growth areas. In IC&D we have a very significant and long history within the region. We currently operate through two approaches to that market. First, a joint venture with Sumitomo in Japan that produces propylene oxide and styrene. Secondly, by direct sales. We have key positions in both propylene oxide and styrene. As you can see, the combined sales to our JV and directly represent about $1 billion annually. Geographic coverage is also quite good, with local presence in all major countries. Millennium also has a strong presence in Asia, which will serve to strengthen our presence in the region after the transaction closes.

Now this next slide—I need to point out in your books, a lack of English majors preparing our materials. In the books we have the wrong kind of “principal” on the title. It was corrected on the slide, but I would also assure you that we think all the people on this page are principled as well as being principals in the business.

The propylene oxide chain is the cornerstone to IC&D, but I think it is also important to understand the key relationships between styrene and MTBE with propylene oxide. To do this, briefly review the technology involved in the production of PO. There are basically three technologies used to produce the majority of the PO. We utilize two technologies that were developed by one of our predecessor companies.

Our technologies are similar in that they use the same fundamental chemistry, and each produces a co-product along with a PO. When these technologies were introduced, the efficiencies related to them made them the technology of choice. As a result, when we produce PO we also produced styrene or MTBE, dependent on the individual facility. I decided not to include a specific slide to talk about styrene today, but rather I would mention that it is a classical petrochemical that follows the typical petrochemical commodity cycle curve and supply-demand curve. This product is used across a broad spectrum of the economy and the global supply-demand curve is tightening and operating rates have been hovering in the 90 percent range. Historically in that business, a 92 percent operating rate has led to very strong margin performance.

The second co-product technology that we practice ultimately results in the production of MTBE, a fuel additive, if you have not heard of it. If anybody in this room has not heard of it, I would like to sell you some of it. Since MTBE has been so prevalent in the media and political debate over the past year, I thought that we ought to cover it in some depth here. As a result of this debate, some states have regulated MTBE out of the gasoline pool, most notable of these are California, New York and Connecticut. If I stopped right there and told you those three states, by doing that, have removed 5 percent of the gasoline supply in this country and more than 5 percent of the octane supply in this country, you might wonder why you don’t see that on the evening news about gasoline pricing.

As a result of these actions, over the course of 2003, the U.S. market for MTBE has shrunk from 300,000 barrels-a-day to approximately 170,000 barrels-a-day. This resulted in a significant negative impact to our 2003 earnings, but as you can see from this slide, the market has adjusted to the change and predictably the less efficient sources of supply have been shut down.

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I’d like to tell you that the market has reached an equilibrium, but it would probably be more accurate to say that it established a delicate balance, and we believe that we have seen the majority of the financial impact of the transition. So far the margins in this marketplace support that belief.

Those of you who follow us know that 2003 was a difficult year for our IC&D business, but there were a number of things that enabled it to be better looking in the forward months. First among these is the completion and start-up of the PO-11 plant in Rotterdam. We stopped spending money on it and importantly, we stopped spending money to buy product for resale to seed the market as we were building the plant.

The third bar, the green bar, estimates the cyclical improvements of PO, styrene, and TDI product lines should enjoy as they move back to pre-recession levels such as those that were present in the 1999-2000 period. The fourth bar represents best guesses for the upside/downside on MTBE and we think, as I told you before, that we’ve seen the bulk of the downside already.

The final bar reflects the performance of the current assets as they might have performed had they been in place this way at the 1995 industry peak, showing you that the potential for improvement is significant in these businesses.

If we turn briefly to LYONDELL-CITGO Refining, first I will remind you that our view of this business is that it is a steady, strong cash generator. We summarized on the slides some key points. The key is this is a partnership with a refinery in Houston, has a supply contract that stabilizes its cash flow and the products from the JV are all sold to CITGO. As you can see from the cash distributions, it has been very profitable and has provided significant cash to Lyondell. 2003 represented a record year for performance and distribution.

The key to profitable operations at the refinery are the steady receipt of crude under our contract with PDVSA, coupled with strong facility operations and with both of these parameters in place the refinery operates as a significant cash generator. You can see the quarter-by-quarter cash distributions on the bottom of the slide there.

Further contributing to the facility’s efficiency, the contract and partner arrangements have allowed us to simplify operations, with a dedicated supply source and customer, lower overhead and much more stable operations, and the avoidance of future capital. We have reorganized our staff to take advantage of fuel related opportunities across the three companies, thus lowering the cost and capital cost for the enterprise. Operations are at their all-time record best as are the financial results.

Moving on to Equistar, the industry has consolidated some over the past decade, and importantly the industry has not yet experienced a full cycle under this structure. The supply-demand balance has been in a prolonged trough, particularly in North America, and it is very important here that you note the top line showing the rest of the world. In my long history in ethylene, this is the first time I can remember that North America was so depressed compared to the rest of the world. Usually coming out of recessions it is the other way around.

This was really brought on by the addition of capacity, the BASF-Fina plant, the Formosa plant, the Nova plant, all in that early 2000-2001 kind of era, and then the 2001 recession and inventory reductions, as well as reduced export opportunities because of the domestic gas price rise that we’ve seen over the recent years. We’ve now reached a point at which growing economies, both here and Asia at a period of minimal capacity addition will enable the industry to grow out of this position.

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This slide takes the most recent CMAI materials from the March CMAI report and, importantly, goes quarter-by-quarter because I think you are more focused on the here-and-now then you are four years from now, but if you go back to conventional wisdom in this industry, we believe as do most people that operating rates in the 90 to 95 percent range indicate some level of industry pricing power, while rates above 95 percent usually point towards cyclical highs.

I am sure you will note that the industry has not been operating in this range in the recent quarters, indeed for the past several years, and I would also point out that the grey areas of the bars represent CMAI’s estimate of downtime. You should notice that this forecast is somewhat smaller than the recent history, and I think part of this in their minds is related to the fact that the industry has had a heavy turnaround schedule and therefore the plant should be in better shape, but the unplanned downtime forecast is one billion pounds less than the actual performance was during 2002 and 2003. We will certainly have to watch this, because the other side of the equation is as you run closer to capacity, we do seem to be susceptible to unplanned disruptions as well.

The other fundamental factor critical to this chart is the demand growth of about 2.8 billion pounds, or about 5.4 percent—well above the nearly flat demand that the industry has experienced over the past two or three years.

If we move on here to the Asian view, since everybody always wants to talk about Asia, at the same time they want to talk about all the capacity in the world coming on, I think it is important to focus a little bit on Asia and I will draw your attention to China, way over here on the lower left-hand corner. This is on the use of plastics materials per capita compared to other parts of the world. So you get the age-old equation here of lots of Chinese and lots of room for growth, very much on the embryonic end. I think that is the dynamic really driving growth in that part of the world. As you get to GDP per capita growing, where people have disposable income, one of the first places they dispose of it is in products using materials like we produce.

More importantly, the right-hand corner of this, which comes through data that came from Chemsystems, I believe, goes back to the premise of, are we building all of this capacity for polyethylene and polyethylene derivatives in China only to export back to North America? What it shows is some 67 percent of the growth in polyethylene demand since the mid-90s has been for local consumption, supporting the premise that the majority of what is going on there is a growing middle class with growing use.

Go to the next step and we go back again to CMAI for their demand forecast-versus-supply forecast. These I think came from a previous report, Doug, if I am correct, not the March report. But what they showed was a tightening supply/demand and in their case getting to about 96 percent globally by 2007.

If you remember, they had a fairly aggressive schedule for bringing on all of the announced capacity in the Middle East. Our experience has been that that capacity has slipped, continues to slip and quite frankly, I for one don’t believe it is going to come on on the timeframe called for in this forecast. So we did two different things. We said, let’s look at, suppose there were a delay and we simply imposed an 18 month delay, you can see that would get you to a 99 percent supply-demand balance. But more importantly, the global demand increase that was forecast in here was relatively low compared to recent decades, so if you simply added 2 percent to the growth you see you spring the capacity even faster and more significantly.

Now switching back specifically to Equistar, I would remind you that our position is differentiated by its flexibility and ability to process crude-based raw materials as opposed to gas-based. Relatively unique in the U.S. industry, which is much more dependent on NGLs. The liquid cracker advantage over a long

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period of time here has averaged about 4 cents-a-pound, but it has been up to as much as 7 cents-per-pound, or the equivalent of $400 million per year on our liquid capacity, which again, is about two-thirds liquids.

Our organization has been designed to be flexible and opportunistic, and I would tell you that we try to take full advantage of wherever these advantages are. But I would also point out that in trough conditions the advantages tend to disappear rather quickly, but they increase four to five cents-per-pound during a recovery. Simply because when you crack liquids, you’re making about three pounds of other chemicals for every pound of ethylene you make, and in a rising market they all tend to rise at the same time.

Now I’d like to try to pull some of these points together and summarize our view of the future, before we discuss how our business lines have behaved financially under different cyclical conditions. I won’t read the individual points and summary but believe that we are in an improving economy, that we are likely to see some relief in energy prices down the road. But even if this doesn’t materialize recent history supports that the industry will pass the increases on through price initiatives depending on the supply-demand balance.

Specific to the current Lyondell enterprise, we also have significant product leverage, and the all-important supply-demand situation is improving. We also practice technology such as PO/SM and liquid cracking, that provide us with differential leverage during a recovery.

Now, this one gets a little more complicated. This is another slide that we used in the presentation on Monday. It’s a modification of one we’ve used often. What we have done here is go back to history and showed you where the EBITDA numbers were for Lyondell in 2003 on a proportional basis, where the Millennium numbers were in 2003.

And then on the right-hand side we simply take Lyondell plus all of Equistar—and I apologize we do not have the Millennium numbers in here because we don’t have the precision on those, but simply it would be 100 percent Equistar added to that with the ‘99-2000 margins. And so this is a volume metric times the margin exercise. It’s not a pro forma. It’s not a prediction. But it is a pretty good representation for what these things would look like in that margin environment.

So you see a very large rise there, but then if you simply superimpose the margins that we saw in 1995 on an industry basis, not specific to the company, then you see the very large numbers that drive people to think about the peak situations.

So, in summary, it is not unreasonable to expect that the EBITDA numbers could approach something in the range of $2 billion to $3 billion in peak cyclical conditions.

Given the changes that we have made to the portfolio, our strength in operations, and the important product leverage we thought it might be worthwhile to go back and look at how the stock has performed through the last cycle.

As you can see, we outperformed the market by five to 15 percent annually in both the 90’s and 2000 troughs. We attribute a large part of this outperformance to a dividend policy and the value it offers to the investor if the economy is very weak.

As you would expect the stock outperformed the market by 10 percent per year in a recovery. In fact, during the recovery last time the stock ultimately moved up into the $33 range during both 1995 and ‘96. Those of you who have followed the stock for a long time will also remember that during the 1994 through ‘97 period, the stock suffered from a slight degree of overhang as Atlantic Richfield put an

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exchangeable note in place that bridged across this period, which was only equivalent to the total outstanding stocks.

Now, obviously, I can’t predict the stock’s performance in the future, but as we have presented in the earlier slides, we have strengthened operations, lowered costs, and increased our product leverage through the cycle.

Now, we have a very simple, straightforward, and focused financial policy. Very simply, while this industry is in a weak condition we think it is very important to maintain plenty of liquidity to make sure we can get through anything the market will throw at us, and more importantly, that Standard & Poor’s and Moody’s also think that. Beyond that, as things improve, the first, second, third, fourth, through about tenth use of cash is to repay debt.

So I’ll talk about the liquidity first. Note that we continue to hold significant liquidity, and during 2003 we actually increased liquidity by 107 million at Lyondell and 168 million at Equistar. In total we have about 1.3 billion of available liquidity at year-end. We’d remind you also that the Equistar facilities do not include any conventional financial covenants, and we have just renegotiated the Lyondell facility covenant.

At the same time we’ve removed nearly all near-term maturities at both Lyondell and Equistar through 2007. But, on the other hand, you can see on the right-hand side we have accessible debt that we will pay down with cash generation as the business cycle improves.

And then, finally here, again I would remind you this slide does not reflect our proposed combination with Millennium. It goes on what the company looked like before that. But you can see the effects here of debt repayment, and you can see why it’s very easy to align the organization around the concept that the best use of cash is debt repayment.

And so let me just recap briefly, we think we’ve built a sound, balanced portfolio, we’ve positioned the company to be a major chemical player, we believe the worst conditions are behind the industry but have managed for continued uncertainty in case that is not exactly the case without interruption. And finally, through the combination with Millennium and through full ownership of Equistar we think we are consistent in what we’re doing with the strategy, and one that builds on the strengths that we’ve developed over the past decade.

So with that, let me get to your questions. I see I still have eight minutes and nine seconds before the red button comes on here. Yes, sir.

Unidentified Audience Member #1: [Inaudible – off mic] …and the number of shares that will be outstanding after the merger are going to be considerably more, why are you going to use the scarce cash assets to continue to pay a dividend that you’re not earning?

Dan Smith: We think it’s very important to maintain the dividend policy. We think it’s part of the value equation that is important now. We think it tends to provide a floor under the stock in weak times. But more importantly, if you haven’t been around that long, I was part of the management team when we cut the dividend in 1993. It at one time was $1.80 a share which was unsustainable. It was not fun to cut the dividend. Indeed, I watched and, in my estimation, it took between five and seven years before shareholders really believed that we were serious about a dividend after that. So that’s one factor.

The second factor is if I look long-term and I can see beyond this trough and beyond the de-levering we have an asset base that is probably two-thirds cash generator rather than reinvestments. The other third

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we will maintain our market share as the world grows because we have the technology position to do that. But even there we probably won’t reinvest on average at more than depreciation, and so that points to a long-term excess cash flow which, I personally believe, the best way to return that cash to its owners, the most efficient way, is primarily through dividends.

So very difficult through the tough times but important for the confidence of shareholders, and then over time as we get the balance sheet de-levered then we will have the arguments about how much the dividend should go up to reflect the proper posture for the company. A longer answer than I’m sure you were looking for, but that’s the basis of the philosophy. I would also remind you it’s provided us access to the capital markets, including the equity market through tough times.

Unidentified Audience Member #1: [Inaudible—off mic]

Dan Smith: Anybody else? Over here?

Unidentified Audience Member #2: Dan, could you comment on current conditions in the ethylene and polyethylene markets, particularly in the interplay, as you see it, between feedstocks and pricing?

Dan Smith: Be happy to. I alluded to this really in one of the slides, that the consumer products, the non-durable piece of demand, I think has gone very smoothly through all of this. And you see that in the supermarket purchases, that’s there’s more and more plastic content to everything we do, even the inks that you see on packaging have some ethylene derivative in them. So, that part has been growing strongly.

But the durable end was weak, and the first signs of life we really saw connected with industrial production in this country. And so starting in September of last year, as industrial production started to edge-up, was the first time we really saw noticeable volumetric increase in those downstream businesses. That has then continued September to October, to November, through the fourth quarter, where the fourth quarter usually dips volumetrically, seasonally, it did not do so. The first quarter is also usually a weaker seasonal quarter, has not been.

I’ve been asked about 500 times about the infamous February dip in the market, I ask, ‘Which day?’ Because there were some weaker points, but I think you’re going to see weaker points every month along the way, and stronger points. We did not see a sustained downturn in these markets in February. We saw one week that our salespeople came back and said, ‘We’re concerned that the market may be falling away.’

In retrospect I think what we really had was big price increases out there, and customers operating with very little inventory, trying to jawbone those prices down, so they were withholding their deliveries for some period of time but they really couldn’t afford to given the lack of inventory.

So we continue to see a strengthening situation, and important, because the raw material prices have been chaotic through this period of time. So the margins have not been even, but essentially if you look at the liquid crackers this has been a phenomenon in crude oil of gasoline pull rather than a push. And so if you remember for every pound of ethylene you make in a liquid cracker you make about a pound of gasoline. And then some of the other co-products like benzene are more closely associated to the gasoline and crude oil markets than they are anything else.

And add to that that propylene has gone up about a dime a pound in the last three months, you can see that what’s happened is the supply-demand is pulling the margins up on all of these things, so we’ve been able to keep pace with these wild raw material prices. It’s been a little more challenging downstream

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because a dime a pound on propylene in a quarter is very difficult to pass through all the way through the propylene oxide and derivative chain. And we’re not whole there but we expect to be whole by sometime early in second quarter.

So, once again, I think the critical thing is supply and demand, and probably won’t do it in lockstep. It will adjust for prices moving up on the raw materials if the supply-demand is tightened up. That was the part of the equation that we were missing over the last three, three-and-a-half years.

Did I address what you were looking for? Okay.

Facilitator: Anybody else? All right. Seeing none, thank you very much for your attention, and look forward to seeing you again in the future. Thank you very much.

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